May 17, 2011

Sent Via Messenger;

Also Submitted Electronically

Ms. Claire Erlanger

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Mattel, Inc. (the “Company” or “Mattel”)
Form 10-K for the year ended December 31, 2010
Form 10-Q for the quarterly period ended March 31, 2011
File No. 001-05647

Dear Ms. Erlanger:

We received and have carefully reviewed your letter of May 3, 2011, which furnished us with a comment on the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (the “Form 10-Q”). The following is our response to the comment in your letter of May 3, 2011. We have organized our response so that it appears in the format that you used in your May 3 letter. For your convenience, we have included the text of your comment as well as the Company’s response.

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Form 10-Q for the quarter ended March 31, 2011

Note 22. Contingencies

Comment: We note your disclosure that in April 2011, the jury reached verdicts on the remaining claims by MGA and ruled against Mattel on its claims for ownership of Bratz-related works, for copyright infringement, and for misappropriation of trade secrets. The jury ruled for MGA on its claim of trade secret misappropriation as to 26 of its claimed trade secrets and awarded $88.5 million in damages. We further note your disclosure that Mattel does not believe that it is probable that any of the damages awarded to MGA will be sustained based on the evidence presented at trial and, accordingly, a liability has not been accrued for this matter. Please provide us more details as

Securities and Exchange Commission

May 17, 2011

to why you believe it is not appropriate to record any liability related to this matter, especially in light of the fact that is appears the judge may also award exemplary damages which are in addition to the compensatory damages of $88.5 million. Please refer to the guidance in ASC 450-20-25-2.

Response: Pursuant to ASC 450-20-25-2, an estimated loss from a loss contingency should be accrued by a charge to income if both of the following conditions are met:

a.	Information available before the financial statements are issued or are available to be issued indicates that it is probable that a liability had been incurred at the date of the financial statements, and

b.	The amount of loss can be reasonably estimated.

As discussed in our Form 10-Q and in accordance with the standards of ASC 450-20-25-2, we “[do] not believe that it is probable that any of the damages awarded to MGA will be sustained based on the evidence presented at trial” and accordingly no accrual was made in our financial statements for the quarter.

Although the jury’s determination included an $88.5 million verdict against Mattel, we did not accrue this amount since we did not believe that it was probable that any of the damages awarded to MGA would be sustained based on the evidence presented at trial. Our expectation was that there was a substantial chance (i.e., better than a 30% likelihood) that, ultimately, the verdict would not be enforced against Mattel, and that Mattel would not be required to pay any of the damages.

This judgment was based on our evaluation of the law and the facts in consultation with our outside legal counsel defending the case, from whom we obtained a letter, a copy of which is being provided on a supplemental basis to the Staff concurrently with this letter.

However, since there was a judgment against Mattel for $88.5 million, we believed that a loss was reasonably possible, and we included appropriate disclosure in the Form 10-Q. We disclosed the nature of the contingency, and the range of possible losses, which included (i) the $88.5 million judgment, (ii) the exemplary damages of twice the $88.5 million, and (iii) attorney’s fees, if any, which could be awarded but could not be estimated at the time.

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In connection with our response to your comments on our filing, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

Securities and Exchange Commission

May 17, 2011

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In accordance with Rule 101(a)(3) of Regulation S-T, we have also submitted this letter in electronic form, under the label “corresp.” Please feel free to call the undersigned at (310) 252-3611 with any questions or comments regarding the foregoing.

Very truly yours,

/s / Kevin M. Farr
Kevin M. Farr
Chief Financial Officer

cc:	Robert A. Eckert, Chairman and Chief Executive Officer
Bryan Stockton, Chief Operating Officer
Robert Normile, Executive Vice President, Chief Legal Officer and Secretary